EXHIBIT 99.1

 GOLD STANDARD INTERSECTS 12.4m of 3.53 g Au/t AT NORTH BULLION DEPOSIT

New drilling finds key west-northwest extension to higher grade within Lower Breccia Zone

January 13, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) today announced assay results from three core holes at the North Bullion deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  Two of three holes returned significant intercepts that expand the gold mineralization to the northwest.  Results are highlighted by 12.4m of 3.53 grams gold per tonne (g Au/t) within a thicker interval of 74.4m of 1.68 g Au/t in hole RR13-13.

Exploration drilling at North Bullion left off at the end of 2013 with intercepts of 98.2m of 3.26 g Au/t (including 17.1m of 9.98 g Au/t) in RR13-11 and 73.5m of 3.67 g Au/t (including 12.2m of 6.93 g Au/t) in RR13-08 (see news release dated September 19, 2013).  At the end of the 2013 program, a new interpretation of a west-northwest trend to lower zone, higher grade gold mineralization was recognized in multiple data sets including grade x thickness contours, structure contours, gravity and CSAMT.

West-northwest structural zones are an important control for gold mineralization throughout the Carlin Trend.  Newmont’s Saddle (780,000 oz @ 19.6 g Au/t) and Tess (1.5 Moz @ 12.7 g Au/t) deposits occur along the west-northwest Rain fault, located just 7 km to the north of the North Bullion deposit (Longo, et al., NBMG Bulletin 111, 2002).  The 2015 program included four holes (1,052m core and 214m RC) to test west-northwest and north extensions of the lower breccia-hosted gold zone discovered by GSV in 2012.  Of these four holes, three (RR11-07, RR13-13, RR13-15) were collared but not completed in 2011 and 2013, and one hole (RR15-01) was an RC collar - core tail hole that was lost before testing its intended target (click the following link for North Bullion Phase 2 drill hole map: http://goldstandardv.com/nb-2015-drill-hole-map/).

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “The strong alteration and gold intercepts in RR13-13 and RR13-15 confirm the west-northwest trend to lower zone, higher-grade gold at North Bullion.  This is an important older, dike-filled structural orientation on the Carlin Trend.  North Bullion remains open to both the west-northwest and north as we anticipated.”

Jonathan Awde, CEO and Director of Gold Standard commented: “Gold Standard is engaged in the discovery of three significant gold deposits in the Carlin Trend. Much like Pinion and Dark Star, North Bullion continues to get larger with further exploration and drilling. Gold Standard, with the second largest land position in the Carlin Trend and a strong financial position, is discovering a significant gold district in one of the most prolific gold belts in the world. 2016 will be a very exciting year for shareholders.”

Key highlights include:

•
RR13-13 intersected 12.4m of 3.53 g Au/t within a thicker zone of 74.4m of 1.68 g Au/t.  This intercept is approximately 60m north-northwest of RR13-11, a 2013 core hole that intersected 98.2 m of 3.26 g Au/t (see news release dated September 19, 2013).  Gold mineralization in both holes is hosted in the lower breccia zone - a flat-tabular, multilithic collapse breccia developed along the contact between silty micrite of the Tripon Pass Formation and underlying calcarenite of the Devils Gate Limestone.  The greater than 3 g Au/t mineralization occurs in breccia composed mostly of silty micrite fragments.

•
RR13-15 intersected two higher-grade gold zones including 5.5m of 2.57 g Au/t and 5.0m of 3.15 g Au/t within a thicker zone of 18.3m of 2.05 g Au/t.  The Lower Breccia Zone intercepts are approximately 122m west of similar intercepts in RR13-11.

The new North Bullion drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
RR13-13	Core	270	-60	475.6	334.7 - 409.1	74.4	1.68
Including Including					348.2 - 353.1	4.9	2.98
					367.5 - 379.9	12.4	3.53
					419.5 - 431.7	12.2	0.55
RR13-15	Core		-90	466.5	296.9 - 315.2	18.3	2.05
Including Including					300.6 - 306.1	5.5	2.57
					308.4 - 313.4	5.0	3.15
					348.2 - 353.4	5.2	0.41
					361.8 - 364.9	3.1	0.34
RR11-07	Core		-90	453.1	No intercepts > 0.30 g Au/t
RR15-01	Core	315	-60	255.5	Hole lost before testing the target–no significant intercepts

**Gold intervals reported in the above table are based on a 0.30 g Au/t (0.009 oz Au/st) cutoff. Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.  In general, the gold distribution within these large, complex breccia bodies tends to be irregular and will require additional drilling to establish true widths.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, where the samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com